Exhibit (a)(5)(iii)

FBR & Co. Extends Self Tender Offer

ARLINGTON, Va., June 7, 2012 (GLOBE NEWSWIRE) -- FBR & Co. (Nasdaq:FBRC) (“FBR” or the “Company”), a leading investment bank serving the middle market, today announced that it is extending its previously announced modified “Dutch auction” tender offer to purchase up to four million shares of FBR & Co. common stock at a price of not less than $2.75 and not more than $3.00 per share, until 12:00 midnight, New York City time on June 13, 2012, unless further extended. The tender offer was previously set to expire at 12:00 midnight, New York City time on June 6, 2012.

As of the close of business on June 6, 2012, approximately 13.16 million shares of common stock had been tendered and not withdrawn from the offer. These tendered shares constitute approximately 23.8% of the outstanding shares of FBR common stock.

The Company is extending the tender offer because it has signed a definitive agreement with Hennessy Advisors, Inc. to sell the assets related to the management of the entire family of ten FBR Funds for an initial payment upon closing, and a subsequent payment upon the first anniversary of closing, in each case based on assets under management for the applicable funds and currently anticipated to be approximately $28.75 million in total based on assets of $1.9 billion as of March 31, 2012. The transaction is expected to be completed in the third quarter of 2012. Upon completion of the transaction, which is subject to regulatory review and is also subject to the approval of the Hennessy Funds Board of Trustees, the FBR Funds Board of Trustees and the FBR Funds' shareholders, and other agreed conditions to closing, Hennessy Advisors will become the investment manager of the FBR Funds.

FBR has retained FBR Capital Markets & Co. as the dealer manager for the tender offer and D.F. King & Co., Inc. as the information agent.

Copies of the Offer to Purchase and the related Letter of Transmittal have previously been mailed to holders of FBR & Co. shares. Additional copies of the Offer to Purchase, the related Letter of Transmittal or the Notice of Guaranteed Delivery may be obtained at FBR's expense from the information agent, D.F. King & Co., Inc. at (800) 758-5880—banks and brokerage firms please call (212) 269-5550.

Questions regarding the tender offer should be directed to D.F. King & Co., Inc. at (800) 758-5880 (Toll-free).

About FBR & Co.

FBR & Co. (Nasdaq:FBRC) provides investment banking, merger and acquisition advisory, institutional brokerage, and research services through its subsidiary FBR Capital Markets & Co. FBR focuses capital and financial expertise on the following industry sectors: consumer; diversified industrials; energy & natural resources; financial institutions; insurance; real estate; and technology, media & telecom. FBR Fund Advisers, Inc., a subsidiary of FBR & Co., provides clients with a range of investment choices through The FBR Funds, a family of mutual funds. FBR is headquartered in the Washington, D.C. metropolitan area with offices throughout the United States.

Certain Information Regarding the Tender Offer

The information in this press release describing FBR & Co.'s tender offer is for informational purposes only and does not constitute an offer to buy or the solicitation of an offer to sell shares of FBR & Co.'s common stock in the tender offer. The tender is being made only pursuant to the Offer to Purchase and the related materials that FBR & Co. distributed to its stockholders, as they may be amended or supplemented. Stockholders should read the Offer to Purchase and related materials carefully because they contain important information, including the various terms and conditions of the tender offer. Stockholders of FBR & Co. may obtain a free copy of the Tender Offer Statement on Schedule TO, the Offer to Purchase and other documents that FBR files with the Securities and Exchange Commission from the Commission's website at www.sec.gov. Stockholders may also obtain a copy of these documents, without charge, from D.F. King & Co., Inc., the information agent for the tender offer, toll free at (800) 758-5880. Stockholders are urged to carefully read these materials prior to making any decision with respect to the tender offer. Stockholders and investors who have questions or need assistance may call D.F. King & Co., Inc., the information agent for the tender offer, toll free at (800) 758-5880.

CONTACT:

Media:

Shannon Small at 703.469.1190 or ssmall@fbr.com

Investors:

Bradley J. Wright at 703.469.1080 or fbrcir@fbr.com